Registration Statement No. 333-155535
Filed Pursuant to Rule 433

JPMorgan Chase 270 Park Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com

Release : IMMEDIATE

JPMorgan Chase & Co. Declares Quarterly Coupon on Alerian MLP Index ETN

New York, February 18, 2010 – JPMorgan Chase & Co. announced today the quarterly coupon amount for the Alerian MLP Index ETN (NYSE Arca: AMJ).  The table below summarizes the coupon amount for the Alerian MLP Index ETN (the “Notes”).

NYSE Arca Ticker	Registered Issue Name	Declaration Date	Ex-Date	Record Date	Payment Date	Coupon Amount[1] per Note	Current Yield[2]
AMJ	Alerian MLP Index ETN	Feb 18, 2010	Feb 25, 2010	Mar 1, 2010	Mar 9, 2010	$0.4428	6.0%

1) As defined in Amendment No. 4 to Pricing Supplement dated December 9, 2009 for the Notes.

2) “Current Yield” equals the current Coupon Amount annualized and divided by the closing price of the Notes on February 17, 2010, and rounded to one decimal place for ease of analysis.  The Current Yield is not indicative of future coupon payments, if any, on the Notes.

The Notes are senior, unsecured obligations of JPMorgan Chase & Co.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.0 trillion and operations in more than 60 countries. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of

Questions? Contact: JPMorgan Alerian ETN team, 1-800-576-3529 alerian_etn@jpmorgan.com

J.P. Morgan Chase & Co.
News Release

the world’s most prominent corporate, institutional and government clients under its J.P. Morgan, Chase brand. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus which contains a product supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorganChase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement, and the pricing supplement if you so request by calling toll-free 800-576-3529.

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